FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc

Annual General Meeting 22 May 2009

At the Annual General Meeting of HSBC Holdings plc held on 22 May 2009, all resolutions were passed on a poll.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For (%)	Total Votes Against (%)	Votes Withheld♣
1. To receive the Report and Accounts for 2008	7,901,287,647 (99.49)	40,358,760 (0.51)	35,340,460
2. To approve the Directors' Remuneration Report for 2008	7,060,582,014 (91.20)	681,527,638 (8.80)	233,742,167
3. (a) To re-elect S A Catz a Director	7,929,542,903 (99.71)	22,920,267 (0.29)	31,655,980
(b) To re-elect V H C Cheng a Director	7,941,676,475 (99.86)	11,270,381 (0.14)	31,134,247
(c) To re-elect M K T Cheung a Director	7,939,025,380 (99.86)	11,377,699 (0.14)	33,777,308
(d) To re-elect J D Coombe a Director	7,935,388,445 (99.84)	13,017,095 (0.16)	35,791,573
(e) To re-elect J L Durán a Director	7,940,220,049 (99.85)	12,282,606 (0.15)	31,706,996
(f) To re-elect R A Fairhead a Director	7,937,758,292 (99.81)	14,728,893 (0.19)	31,726,248
(g) To re-elect D J Flint a Director	7,912,074,791 (99.53)	37,587,208 (0.47)	34,389,735
(h) To re-elect A A Flockhart a Director	7,929,977,258 (99.78)	17,696,949 (0.22)	36,519,295
(i) To re-elect W K L Fung a Director	7,827,043,012 (99.15)	66,722,011 (0.85)	90,363,781
(j) To re-elect M F Geoghegan a Director	7,908,649,043 (99.52)	38,351,123 (0.48)	37,448,198
(k) To re-elect S K Green a Director	7,791,903,013 (99.28)	56,527,889 (0.72)	135,700,002
(l) To re-elect S T Gulliver a Director	7,907,643,866 (99.55)	35,501,686 (0.45)	39,631,531
(m) To re-elect J W J Hughes- Hallett a Director	7,935,557,101 (99.79)	16,848,745 (0.21)	31,718,789
(n) To re-elect W S H Laidlaw a Director	7,936,661,889 (99.83)	13,720,447 (0.17)	33,737,012
(o) To re-elect J R Lomax a Director	7,925,965,357 (99.67)	26,348,115 (0.33)	31,806,338
(p) To re-elect Sir Mark Moody- Stuart a Director	7,936,652,035 (99.80)	15,533,759 (0.20)	31,931,899
(q) To re-elect G Morgan a Director	7,937,695,742 (99.84)	12,657,251 (0.16)	33,729,241
(r) To re-elect N R N Murthy a Director	7,939,721,249 (99.84)	12,600,587 (0.16)	31,798,598
(s) To re-elect S M Robertson a Director	7,939,561,457 (99.84)	12,763,612 (0.16)	31,776,474
(t) To re-elect J L Thornton a Director	7,939,757,360 (99.85)	12,291,883 (0.15)	31,909,754
(u) To re-elect Sir Brian Williamson a Director	7,939,497,300 (99.84)	12,796,977 (0.16)	31,784,282
4. To reappoint the Auditor at remuneration to be determined by the Group Audit Committee	7,885,940,600 (99.51)	38,605,986 (0.49)	52,015,387
5. To authorise the Directors to allot shares	7,865,611,572 (98.99)	80,639,173 (1.01)	32,860,563
6. To disapply pre-emption rights (Special Resolution)	7,898,555,932 (99.35)	52,061,875 (0.65)	29,723,057
7. To authorise the Company to purchase its own Ordinary Shares	7,866,095,619 (99.74)	20,259,041 (0.26)	92,366,735
8. To alter the Articles of Association with effect from 1 October 2009 (Special Resolution)	7,950,959,375 (99.94)	5,013,812 (0.06)	24,681,152
9. To approve general meetings (other than annual general meetings) being called on 14 clear days' notice (Special Resolution)	7,769,003,251 (97.75)	178,874,096 (2.25)	32,468,298

♣    A "Vote Withheld" is not a 'vote' in law and is not counted in the calculation of the proportion of the votes 'For' and 'Against' the resolution

The total number of ordinary shares of US$0.50 each eligible to be voted at the Annual General Meeting was 17,314,640,886. The scrutineers of the poll were Electoral Reform Services Limited and Computershare Investor Services PLC.

Copies of the special business resolutions passed at the Annual General Meeting have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the address shown below:

UK Listing Authority, Document Viewing Facility:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The current Directors of HSBC Holdings plc are S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, J L Durán†, R A  Fairhead†, D J Flint, A A Flockhart, W K L Fung*, M  F Geoghegan, S K Green, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson†, J L Thornton† and Sir  Brian Williamson†.

† Independent Non-Executive Director

* Non-Executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 22 May 2009